NATURAL RESOURCE PARTNERS L.P.

601 JEFFERSON STREET

SUITE 3600

HOUSTON, TEXAS 77002

Dwight Dunlap	Tel: (713) 751-7514
Chief Financial Officer & Treasurer	Fax: (281) 657-8014

October 31, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Natural Resource Partners L.P.

Form 10-K for the Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-31465

Ladies and Gentlemen:

On October 16, 2014, Natural Resource Partners L.P. (the “Partnership,” “we,” “us” or “our”), received comments (the “Staff Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Partnership’s Form 10-K for the year ended December 31, 2013, File No. 001-31465, filed with the Commission on February 28, 2014 (the “2013 Form 10-K”).

On October 27, 2014, the Partnership submitted a response to those comments via Edgar (the “October 27 Response Letter”). The Partnership hereby amends the October 27 Response Letter as described below.

By teleconference on October 31, 2014, Mr. Blaise Rhodes of the Staff informed the Partnership that in response to Comment 2 of the Staff Comment Letter, the Partnership is required to amend “Item 8. Financial Statements and Supplementary Data” of the 2013 Form 10-K in its entirety to include the audit report of the auditors of OCI Wyoming, L.P. (“OCI Wyoming”) instead of including such report through an exhibit-only amendment to the 2013 Form 10-K. Mr. Rhodes requested that the Partnership provide a revised response to the Staff undertaking to make such filing.

In addition, after reviewing the calculations contained in the response to Comment 3 set forth in the October 27 Response Letter again, the Partnership wishes to correct the response to

Securities and Exchange Commission

October 31, 2014

Comment 3 contained therein. The Partnership made its acquisition of the equity interest in OCI Wyoming on January 23, 2013. At such time, the Partnership’s interest in OCI Wyoming was 48.51%. That interest was increased to 49% in July 2013 following an internal restructuring at OCI. Because the Partnership did not own its equity interest in OCI Wyoming for the full calendar year of 2013 and because the Partnership’s ownership percentage in OCI Wyoming was not 49% for its full period of ownership in 2013, the amount of pretax income allocated to NRP’s equity investment in the October 27 Response Letter was overstated. In addition, the amortization of basis differential amount in the October 27 Response Letter was also overstated. However, both the Partnership’s net equity and other unconsolidated investment income relating to OCI Wyoming and the amount of such net equity and other unconsolidated investment income as a percent of total pretax income of the Partnership were correct in the October 27 Response Letter. Accordingly, the revised calculation does not change the Partnership’s conclusion that because the Partnership’s non-controlling equity interest in OCI Wyoming did not, as of December 31, 2013, meet the 20% threshold, separate financial statements of OCI Wyoming are not required to be filed by the Partnership.

Accordingly, for the reasons set forth above, the Partnership wishes to provide revised responses to Comments 2 and 3 of the Staff Comment Letter. Fully restated responses to Comments 2 and 3 reflecting the changes discussed above are set forth below:

Consolidated Financial Statements, page 67

Report of Independent Registered Public Accounting Firm, page 68

2.	We note your auditor’s report refers to the audit report of OCI Wyoming L.P. issued by other auditors. Please revise to include the audit report of OCI Wyoming L.P. issued by other auditors as required by Rule 2-05 of Regulation S-X or tell us why it is not required.

RESPONSE:

We acknowledge the Staff’s comment and intend to amend the 2013 Form 10-K by filing an amendment thereto on Form 10-K/A that will: (1) include an appropriate explanatory note as to why the amendment is being filed; (2) include an amended “Item 8. Financial Statements and Supplementary Data” in its entirety that will contain (a) the Partnership’s consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, together with the audit report of Ernst & Young LLP thereon and (b) the audit report of Deloitte & Touche LLP, who have audited the financial statements of OCI Wyoming, L.P. and whose audit report is relied upon by Ernst & Young LLP; and (3) file as Exhibit 23.1 and Exhibit 23.2 thereto the consents of Ernst & Young LLP and Deloitte & Touche LLP, respectively, for their audit reports to be incorporated by reference into the Partnership’s registration statements.

Securities and Exchange Commission

October 31, 2014

Notes to Consolidated Financial Statements, page 73

Note 4. Equity and other investments, page 78

3.	Please demonstrate to us that audited financial statements pursuant to Rule 3-09 of Regulation S-X were not required for your equity method investee, OCI Wyoming, L.P. for the year ended December 31, 2013. Provide all calculations and assumptions as applicable.

RESPONSE:

Under Rule 3.09(a) of Regulation S-X, for companies owned 50% or less by the registrant, separate financial statements must be filed if the investment meets the first or third conditions under Rule 1.02(w), after substituting 20% for 10% in the tests with respect to the most recently completed fiscal year. The tables below set forth the calculations used in our significance analysis for our investment in OCI Wyoming under Rule 3-09 of Regulation S-X.

1. Investment Test/Purchase Price Test	December 31, 2013[1]
Purchase price of 49% interest in Anadarko (includes $15 million in estimated contingent consideration)	307,500,000
Consolidated total assets of registrant as of 12/31/2013	1,991,856,000
Purchase price as a percent of total assets of registrant	15.44%

3. Pretax Income Test
Pretax income (loss) from continuing operations of OCI Wyoming LP Combined	79,655,000

Portion applicable to interest acquired	37,036,000
Basis differences recorded by NRP LP	(2,850,000)

NRP’s Equity and other unconsolidated investment income in OCI Wyoming LP	34,186,000
Consolidated pretax income from continuing operations of registrant – 2013	172,078,000
Pretax income (loss) of OCI Wyoming as a percent of total pretax income of registrant	19.87%

Based on such calculations, we respectfully submit that the Partnership’s non-controlling equity interest in OCI Wyoming did not, as of December 31, 2013, meet the 20% threshold that would require separate financial statements of OCI Wyoming to be filed by the Partnership.

*    *    *    *    *

In responding to the foregoing Staff comments, the Partnership acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

[1]	Excludes calculations for the second condition under Rule 1.02(w) of Regulation S-X as it is not applicable under Rule 3-09 for equity method investees.

Securities and Exchange Commission

October 31, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or requests for any additional information to the undersigned or to E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

NATURAL RESOURCE PARTNERS L.P.

By:	NRP (GP) LP, its general partner

By:	GP Natural Resource Partners LLC, its general partner

By:	/s/ Dwight L. Dunlap
Name:	Dwight L. Dunlap
Title:	Chief Financial Officer and Treasurer

cc:	E. Ramey Layne (Vinson & Elkins L.L.P.)
Kathryn Wilson (Natural Resource Partners L.P.)